Filed by Equifax do Brasil S.A.

(Commission File No. 132-00001)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

The following is a transcript of a conference call held on December 19, 2022:

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to the Equifax Investor Update. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] Please note that this conference is being recorded.

I will now turn the conference over to your host, Trevor Burns, Senior Vice President, Head of Corporate Investor Relations. Thank you. You may begin.

Trevor Burns

Senior Vice President-Corporate Investor Relations, Equifax, Inc.

Thanks. Good afternoon. Welcome to today’s conference call. I’m Trevor Burns. With me today are Mark Begor, Chief Executive Officer; and John Gamble, Chief Financial Officer. Today’s call is being recorded. An archive of the recording will be available later today in the IR Calendar section of the News and Events tab at our IR website, www.investor.equifax.com.

During the call today, we’ll be making reference to certain materials that can also be found in the Presentations section of the News and Events tab at our IR website labeled Equifax offer to acquire Boa Vista Serviços investor update. Also, we’ll be making certain forward-looking statements to help you understand Equifax and its business environment. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from our expectations. Certain risk factors that may be – may impact our business are set forth in SEC filings, including our 2021 Form 10-K and subsequent filings.

Now, I’d like to turn it over to Mark, beginning on slide 4.

Mark W. Begor

Chief Executive Officer & Director, Equifax, Inc.

Thanks, Trevor, and thanks everyone for joining us this afternoon. As you probably saw this morning, we announced that we’ve made an offer to the Boa Vista Serviços Board of Directors to acquire all the outstanding shares of BVS, the second largest credit bureau in Brazil, for BRL 8 per share, implying an estimated enterprise value of about $583 million. As a part of our offer, BVS shareholders can choose to receive payment in a combination of cash, Equifax Brazilian Depositary Receipts, or Equifax Brasil shares. Equifax intends to buy back shares in the 3 to 12 months following closing to offset any dilution from any Equifax shares issued as a part of the transaction. Upon closing, Equifax would take BVS private and delist BVS from the Brazilian stock exchange.

We’re offering to pay about an 11 multiple to EBITDA, which delivers very strong financial returns to Equifax with both revenue and adjusted EBITDA margins accretive to our returns along with accretive EPS in year one. The acquisition also continues our strategy of expanding our non-mortgage businesses.

As you know, Brazil is an attractive, large and fast-growing market that we know well from our 11-year investments in Boa Vista. We’ve been working over the past two to three years to find the right window to acquire BVS to add to our international footprint and expand our non-mortgage growth. Recent market turmoil created an attractive window to acquire the business, with their stock down to BRL 4.79 per share as of last Friday, which was well below their BRL 12.20 per share IPO in 2020.

Importantly, Associação Comercial de São Paulo or ACSP, who is the largest BVS shareholder with 30% ownership, is aligned with Equifax behind our acquisition proposal. Equifax currently owns about 10% of the outstanding BVS shares. Combined, the 40% ownership between Equifax and ACSP gives us a strong position to complete the transaction.

Additionally, former Equifax CEO and longtime leader at Equifax for almost 15 years, Paulino Barros has been on the BVS board since 2020 and would assume the BVS Executive Chair role following the closing to drive the integration of BVS into the new Equifax Cloud and into all our products and solutions.

We estimate the transaction to close in mid-2023. If accepted, this proposal would deliver compelling value to the BVS shareholders by providing immediate liquidity at a substantial almost 2x or 89% premium to their December 15 closing price and 185% premium to their enterprise value.

The acquisition expands our international footprint in the large and fast-growing Brazilian market and is aligned with our EFX2025 non-mortgage and bolt-on strategy by expanding differentiated data, accelerating NPI and leveraging the EFX Cloud. And the transaction will also offer BVS access to Equifax’s expansive global capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services and expansion into new verticals.

Turning to slide 5, under the terms of our proposal, Equifax would offer all BVS shareholders the option to receive one of three options. Number one, BRL 8 per share in cash, or a combination of cash and Equifax Brazilian Depositary Receipts, BDR or BDRs, representing shares of Equifax common stock, or a combination of ownership in our Brazilian subsidiary, Equifax Brasil, common stock and cash or Equifax BDRs.

As I mentioned earlier, over the 3 to 12 months following the close of the transaction, we intend to repurchase any Equifax shares equivalent to any Equifax BDRs issued in the transaction to offset any dilution.

Equifax would acquire the remaining 90% of BVS that it does not own today for a net purchase price of approximately $564 million, which represents a gross purchase price for the 90% of the remaining outstanding shares at BRL 8 per share of $722 million, less the excess cash in BVS held in September 30 of $158 million.

We expect ACSP and potentially other existing BVS shareholders to become 20% shareholders in Equifax Brasil, which, of course, will house BVS. As a result, the net purchase price of $564 million will be paid as $404 million in cash and Equifax shares in the form of BDRs and the shares in Equifax Brasil, representing a 20% ownership valued at $160 million. And again, our intention is to purchase over the 3 to 12 months following the acquisition, any equivalent number of Equifax shares issued to offset any dilution from the transaction.

The acquisition has been approved by the Equifax board and is not subject to any financing contingency. Completion of the transaction, of course, is subject to BVS board and shareholder approval and other customary closing conditions.

We expect to close the acquisition in mid-2023. Following closing, BVS would become a part of our international business unit, and this – as I mentioned earlier, this offer has been made with the full support and agreement of ACSP, the largest shareholder of and the provider of differentiated data to BVS, who is expected to have an ownership of up to 20% in the combined Brazilian company, Equifax Brasil, post-closing.

As part of the transaction, ACSP would also enter into a 15-year agreement with BVS and Equifax to provide exclusive access to its unique data, to refrain from competing with the BVS business, and to provide consulting and regulatory support to BVS in Brazil.

Turning to slide 6, you all know the Brazilian credit bureau industry has experienced very strong growth from positive data, open banking, and growing credit penetration in an almost $2 billion TAM growing at 14% or mid- teens. Bringing the full suite of Equifax global cloud-based products and solutions including credit, debt management, identity and fraud will drive growth and our strong regional presence in Latin America will further strengthen BVS’ go-to-market product strategy and growth. And further, our strong global presence with financial institutions, fintechs, telcos and utility companies is expected to enhance BVS’ already very strong customer relationships.

Slide 7 provides an overview of BVS, a key player in the large, fast-growing Brazilian credit market that provides data collection, data processing, and other analytical solutions to the market. Founded in 2010 in São Paulo, the company has two main lines of businesses. First, Decision Services, which makes up about 85% of revenue, includes decision support scoring products, models, algorithms and data analytics selling these products through analytical solutions, risk reports, marketing solutions, identity and fraud solutions, and consumer solutions. And second, Recovery Service (sic) [Services] products include collections platform, electronic notifications and printed letters sent to delinquent parties on behalf of our customers, which helps our customers reduce their delinquencies.

The expansion of positive data across Brazil has significantly benefited both the industry and consumers, as more data has led to more predictive insights, which in turn increases access to credit. BVS has seen a year-to-date revenue growth in 2022 of 20%, and US GAAP equivalent EBITDA margins of 38%, both of which are accretive to Equifax revenue growth rates and margins.

The acquisition would also accelerate BVS’ technology, product and data transformation, leveraging our new Equifax Cloud technology and data fabric. The Equifax Cloud and our unique data assets would help BVS become the go-to platform for millions of Brazilian consumers and leveraging our global footprint and cloud native capabilities would help drive new products and capabilities in Brazil. Further, our industry leading security capabilities will improve BVS’ current security and position them as a market leader.

Moving to slide 8, BVS has a strong reputation as a leader in analytical solutions, delivering strong growth through adoption of positive data in open banking, which is further driven the digitization of the Brazilian economy. Over the past few years, BVS has seen benefits from their strategic transformation and tuck-in M&A. Leveraging Equifax’s cloud technology and cloud data capabilities will accelerate their growth.

Since its founding, BVS has built up an extensive and exclusive database that incorporates the unique retail consumer finance data from ACSP that has been enriched with the adoption of positive data. The company has used its sophisticated technology to develop advanced agile algorithms and customizable and scalable solutions, driving customers to BVS as a partner of choice in the market.

Slide 9 provides an overview of BVS’ strong financial performance. Through September 30, Decision Services was up a very strong 18%, and Recovery Services revenues were up 32%, driven by execution of BVS strategy, with accelerating US GAAP equivalent adjusted EBITDA margins of 38%. And again, both revenue and adjusted EBITDA margins are accretive to Equifax. We’re encouraged by BVS’ strong track record of performance and look forward to leveraging the scale and breadth of Equifax capabilities to drive strong above-market financial performance in Brazil.

Turn to slide 10, Equifax has a strong record of delivering significant revenue and cost savings synergies from bolt-on acquisitions. We believe the BVS acquisition will improve BVS’ competitive position to more actively participate in the Brazilian credit revolution by utilizing our Equifax Cloud-native technology and unique datasets and products to become the go-to platform for Brazilian institutions and businesses.

Second, leverage Equifax global footprint in positions in 24 countries, including market leading positions in Latin America to introduce new high value products and services that would benefit BVS customers. Equifax is focused on sharing the learnings and strengths of each region to identify and drive new growth properties across our international platforms. And our new Equifax Cloud and technology capabilities will accelerate the integration and rollout of these new Equifax solution and products in Brazil.

Third, utilizing Equifax’s best in class technology and global cloud-based platforms to accelerate BVS’ digital transformation to ensure enhanced capabilities offered to customers. And last, leveraging our new advanced technology and industry leading security capabilities to improve their service platform and business scale. I’m energized about the synergies we expect to deliver with BVS is a part of our international Equifax footprint.

Equifax is a fast growing global cloud native data analytics company that operates as investments in 24 countries around the world as shown on slide 11. Our international business is approaching 25% of Equifax revenue and delivering strong 11.5% constant currency growth in 2022, which is well above their 7% to 9% long-term growth rate for international. We already have a strong presence in Latin America with leading market positions in Argentina, Chile, Uruguay, Paraguay and Ecuador that we can use to deliver above market revenue growth from shared product development, utilizing our regional product and data analytics resources.

Equifax Latin America has one of our highest New Product Vitality Index revenue growth rates within our international properties, driven by knowledge sharing across the region. We’ll also deliver best-in-class cloud- native technology capabilities using our new Equifax Cloud, and we view Brazil as an important market that would broaden and strengthen our global presence.

Turning to slide 12, as you know, part of our new long-term growth framework of 8% to 12% that we rolled out last November includes 1 basis point to 200 basis points annually for bolt-on M&A. Our M&A strategy is focused and aligned around growing our non-mortgage businesses. Over the past 24 months, we’ve completed 12 strategic bolt-on acquisitions that we expect will deliver over $450 million of non-mortgage annual run rate revenue.

As you know, our bolt-on M&A strategy is aligned around three strategic priorities. First, expanding and strengthening Workforce Solutions, our fastest growing and most profitable business. Second, building out our identity and fraud capabilities. And third, adding unique data assets like Boa Vista in Brazil. Our M&A strategy focused non-mortgage revenues delivering for Equifax and with BVS would generate over $600 million of annual run rate revenue from acquisitions in the past two years with growth rates at margins that are accretive to Equifax’s long-term growth framework.

Turning to slide 13. Equifax is much more than a credit bureau and our addressable TAM is expanded 3x over the last number of years to $45 billion with BVS expected to add an incremental $2 billion of TAM from the fast growing Brazilian credit market. We continue to invest in faster growing non-mortgage markets outside financial services in mortgage. These faster growing market include identity of fraud, talent management, government services verticals and new markets like Brazil.

This focuses accelerate our growth outside mortgage and increase the resiliency and diversity of Equifax by broadening our revenue stream in faster growing markets. Since 2019, we’ve grown our total non-mortgage business by over $1.1 billion with a CAGR of 12%, which is at the high end of our 8% to 12% long-term framework. And BVS, as I mentioned earlier, will add about $165 million in annual revenue to our international business.

In 2022, we expect non-mortgage revenue to represent over 75% of total Equifax revenue, with the fourth quarter being over 80%. Also, since 2019, we’ve grown our non-credit bureau based revenues by $1.5 billion for a very strong CAGR about 30% to over half of Equifax total revenue. This is led by our about $2.4 billion Workforce Solutions business, which is up $1.4 billion since 2019 at a very strong CAGR of about 35%, but also supported by strong double digit growth in identity and fraud from Kount and Midigator in debt services.

Wrapping up, we’re very energized by our proposed transaction to acquire BVS in Brazil, which aligns with our EFX 2025 strategic priorities and would mark an exciting new global chapter for both Equifax and BVS customers, employees, while providing BVS shareholders with immediate liquidity and a substantial 89% premium to the BVS closing price on December 15. We look forward to working with the BVS Board of Directors and shareholders to execute a definitive merger agreement as quickly as possible.

And with that, operator, let me open it up for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from Manav Patnaik with Barclays. Please state your question.

Manav Patnaik Analyst, Barclays Capital, Inc.	Q

Yeah. Hi. Good evening. Mark, I was just wondering, you talked about obviously the 11-year investment here. Can you just talk about why now was the time perhaps that you decided to own the entire entity?

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc. Yeah. It’s a great question, Manav. You actually asked me that a few weeks ago in New York, as you recall.	A

Manav Patnaik Analyst, Barclays Capital, Inc. Yeah.	Q

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

First off, we think the Brazilian market is a very attractive one. It’s a large, fast growing market, we’ve had our eyes on since I joined Equifax five years ago. As you know, we have a competitor, Experian with Serasa that had a very successful business in a very profitable and fast growing business. So, it’s a market we wanted to be in. We’ve had an ownership of Boa Vista for almost a decade, so we know the business well. And over the last couple of years, almost three years, actually, we’ve been trying to find the right window to make a move forward, to acquire a controlling interest in this case, 80% of the business.

And with the recent market turmoil, we saw an opportunity to put an offer forward that was very attractive for the Boa Vista shareholders with almost 2x premium from the – what the stock has been trading at over the last couple of weeks, actually the last couple of months. And second, to provide immediate liquidity and financial returns are just very attractive to Equifax, 11 times multiple is very attractive for the EBITDA in the business, and its revenue growth rate and margins are both accretive to Equifax. So, I think you’ve asked me this question maybe five or six times over the last four or five years, probably, about Brazil and it’s always been something we’ve been focused on and we just saw an opportunity today to or just last couple of weeks to move forward.

Manav Patnaik

Analyst, Barclays Capital, Inc.

Got it. Fair enough. And then just talking about the accretive revenue growth rates, margins, I was hoping you guys just help with a little bit of what kind of long-term growth rates should Boa Vista be delivering and when you say EPS accretive in year one, just hoping for some kind of quantification of how accretive.

Q

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Yeah, I’ll let John jump in too, but on the revenue growth rate, we think that this is going to be accretive for sure to Equifax’s 8% to 12% and certainly to international 7% to 9% long term growth rate. Year-to-date in 2022, they’re up 20%. Last year, they were up 19%, of course, impacted by COVID in 2020. And then, the addition of really Equifax’s new cloud capabilities, new products that we’ll bring in, having it as a part of the Equifax portfolio, we think will hopefully buttress those growth rates in margins. On EPS, it’s too soon to probably share exactly what that EPS accretive is, but you could do the math yourself with the kind of multiple on the business, it makes it extremely attractive to have it accretive in year one. John, would you add anything?

John W. Gamble, Jr. Chief Financial Officer & Chief Operations Officer, Equifax, Inc. No, I think you covered it, Mark. So, accretive in year one and growing from there.	A

Manav Patnaik Analyst, Barclays Capital, Inc. Thank you.	Q

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc. Thanks.	A

Operator: And our next question comes from Kyle Peterson with Needham. Please state your question.

Kyle Peterson Analyst, Needham & Co. LLC	Q

Hey. Good afternoon, guys. Just wanted to pick your brain on, I know – it seems like you guys have pretty good shareholder alignment to get this deal done. Is there any regulatory hurdles or obstacles that we should keep in mind as potential to close this deal?

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Yeah. We don’t think so. We’ll go through the normal regulatory processes really primarily in Brazil. We don’t see any issues there, but we’ll certainly go through them. I think as we mentioned in the comments, we don’t expect this to close until the second quarter. Delisting a company and going through that process is complex. But I think importantly, as you point out, our alignment with ACSP, which is a 30% owner of the company, and you add Equifax’s 10%, that 40% position gives us a lot of confidence. And then, of course, on top of that, is BRL 8 per share proposal or offer that we have on the table, which is meaningful over where the stock was on a trailing basis. So, we think it’s a compelling offer that should be well received.

Kyle Peterson Analyst, Needham & Co. LLC	Q

Makes a lot of sense. And just want to follow up on the potential cost synergies as part of this deal, looks like Boa Vista has made some pretty attractive margins that look kind of on a standalone basis accretive to Equifax. But how should we think about, once everything is kind of layered in on a pro forma basis, on the EBITDA side, how should we think about the relative margin accretion here?

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Yeah. I don’t think we’ll give any numbers like that that get out in the future. But I think it’s – if you think about the Equifax Cloud investment that we’ve made and the benefits that we’re deriving across all of Equifax, those same benefits will accrue to Boa Vista. Taking them into our cloud environment really gives us a lot of confidence in doing this acquisition as well as the 12 others that we’ve done in the past 24 months, because we can integrate more quickly and also integrate the data into our single data fabric. So, we would expect Boa Vista to benefit from the ability to bring products to Brazil more quickly from across Equifax, because of our cloud capabilities we’ve invested in over the last five years.

We’ll bring their environment into the Equifax Cloud, which will deliver all of the benefits that we’re getting across Equifax, around speed of data delivery, the ability to ingest more data, the ability to roll out more products which I already mentioned more quickly, either organically from inside Brazil, but most importantly from leveraging the 25 countries around the rest of the world, we’ll be able to tap into to deliver products to them. And then, of course, we’d expect to get some cost benefits when we bring them into our cloud environment, just like we are across the rest of Equifax but that will be in the future.

Operator: Thank you. And our next question comes from Andrew Steinerman with JPMorgan. Please go ahead with your question.

Andrew C. Steinerman Analyst, JPMorgan Securities LLC	Q

Hi, Mark, it’s Andrew Steinerman. I wanted to see what you’re seeing in terms of pricing, client pricing in the Brazilian credit market really near-term and into the medium-term trajectory. My thought would be with positive data products, there’s more value to end customers so that should be positive to price, but there’s also more providers as well and so there’s that kind of offsetting perhaps dynamic. And so, I just wanted to see what you’re seeing and expecting.

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Yeah. Andrew, as you know, we don’t talk about the specific price in any markets or in any products in Equifax. And I think the point you raised, though, positive data is certainly going to be a benefit. We would think our new products that we’ll roll out and bring into the market would be a positive for Boa Vista in the market. The fact that we have the unique data from the Retail Commercial Association, that’s our partner there that only Boa Vista have as is an underlying benefit to the business. And of course, you start – on top of that, you can start with the TAM. It’s a big market with a large consumer base, a large set of consumers that are moving either into the middle class or through the middle class from either thinly banked or unbanked. So, it’s just a very attractive market to be in. And, that’s why we’ve been an investor for the last decade plus and why we were looking for a window to get control of the business, so we can really drive some of the synergies that I just talked about.

Andrew C. Steinerman Analyst, JPMorgan Securities LLC	Q

Okay. So, I certainly got that you’re not going to overall talk about pricing in the market. Let me just try one other different question, not price. With all the positive things happening in the marketplace in Brazil, you mentioned fintech lenders coming in, adoption of positive data. Is that enough to drive growth in the market, even if there’s a couple of quarters of negative real GDP in Brazil?

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

No, that’s a tough one too. And I don’t know if John wants to take a swing at that, but we’re not giving guidance for 2023 or 2024, certainly either for Equifax or for Boa Vista. We’re energized about their underlying growth. John, would you add anything to that?

John W. Gamble, Jr. Chief Financial Officer & Chief Operations Officer, Equifax, Inc.	A

No, I would just say we’re making this investment because we think it’s a long-term growth market for us, that’s going to be extremely beneficial as we look forward over time. To the extent there’s weakness in a couple of quarters, I don’t think that’s particularly concerning and we don’t know that that will occur yet. We’ll see how the economy rolls out next year. But over the long term, we feel very good about the growth in the market itself, and the growth in the products and the growth in the – and the consumers being able to access those products that we can help bring to Brazil.

Andrew C. Steinerman Analyst, JPMorgan Securities LLC	Q

I think that’s fair. Thank you very much.

Operator: Thank you. And our next question comes from Jeff Meuler with Baird. Please go ahead.

Jeffrey P. Meuler Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. Thank you.

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Hi, Jeff.

Jeffrey P. Meuler Analyst, Robert W. Baird & Co., Inc.	Q

Any data disadvantages? I guess you’re calling out the unique data – the [indiscernible] (00:27:29) data you get through the partnership. Obviously, Experian Serasa pretty significant market share leader. So just any data disadvantages that you start at and any actions that close that I don’t know if the positive data log helps close that or I think they were co-founder in the National Association of Credit Bureau, so just trying to understand what drives I guess the delta and market share if it’s data or if it’s something else.

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Well, as you know, Serasa has had a large market position there for a long time. And it’s a formidable competitor, but it’s a big market. So, we think there’s plenty of room to grow there. And we see opportunities to grow that business. And you’ve seen Boa Vista’s growth has been arguably above market for the last couple of years. So, they’re growing in new verticals and new markets there. And no, we don’t see any data disadvantages and as you point out, Open Data really helps all data businesses that are in the marketplace, so that should be a positive for every participant.

John W. Gamble, Jr. Chief Financial Officer & Chief Operations Officer, Equifax, Inc.	A

The other thing we see is Boa Vista is regionally concentrated in the south, right, and they do have presence in other regions, but not as strong as Serasa. So, we think there is real opportunity to drive growth across the country as we make investments in BVS. So, we think it’s actually an opportunity for growth over time.

Jeffrey P. Meuler Analyst, Robert W. Baird & Co., Inc.	Q

Got it. And then what’s the adjustment you’re making for the US GAAP equivalent EBITDA? I know that Boa Vista was reporting a high IFRS margin, but then there was a ton of capitalized costs. Like, is there a similar, I guess, net margin under US GAAP and IFRS to what they were reporting? Or just what’s the adjustment for US GAAP equivalent EBITDA?

John W. Gamble, Jr. Chief Financial Officer & Chief Operations Officer, Equifax, Inc.	A

So, I can take that one, Mark, if you want. So, the big difference is the treatment of the cost of purchasing data. And under IFRS, you can capitalize the purchase of data, but US GAAP, you expense that cost. So the difference on the slide that we shared is really the difference in that treatment. And so, we believe we showed the difference between IFRS and US GAAP I think it’s on slide 9.

Jeffrey P. Meuler Analyst, Robert W. Baird & Co., Inc.	Q

Got it. Helpful. Thank you.

Operator: Our next question comes from Toni Kaplan with Morgan Stanley. Please state your question.

Toni Kaplan Analyst, Morgan Stanley & Co. LLC	Q

Thanks so much. Mark, just based on your experience in other markets, how long would you expect the positive data tailwind to last? I know that’s a big part of the story here.

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Yeah. Actually, I wouldn’t call it a big part of the story. It’s a long road, the positive data. Our experience in other markets is it takes a long time for the banks to deliver that data. It takes a long time for the data companies like Equifax to ingest it. So, I wouldn’t say that’s a kind of a fulcrum of why we wanted to do the deal. It’s just one of many items. For us, it really starts with the large market in Brazil. It’s a large and fast growing market. It’s growing faster than most of our international markets and it’s growing faster than the US, the underlying credit and data market and Open Data will help support that, perhaps increase it. But fundamentally, really the shift in consumers moving from unbanked to underbanked to banked in just that rapid improvement of consumers is really what’s driving that strong market and, of course, the scale of the market. So that’s really what attracted us to the acquisition.

Toni Kaplan Analyst, Morgan Stanley & Co. LLC	Q

Super. And then, John, I think this maybe takes you to about 3.5 times leverage, obviously, it depends on the breakdown of shares versus cash. But just how high are you willing to go on leverage, and how fast do you think you could bring it down? Thanks.

John W. Gamble, Jr. Chief Financial Officer & Chief Operations Officer, Equifax, Inc.	A

Yeah. I think the nice thing is that the EBITDA margins here are high and the relative cash purchase price, as you just referenced, isn’t that high because of the fact that some of the purchases is executed in Equifax Brasil shares. So it doesn’t really impact our debt leverage that substantially. So we would expect – although it’s going to increase slightly, we would expect to bring it down relatively quickly after the transaction. We will, as we said, to the extent we issue any BDRs, try to repurchase an equivalent number of shares, but we feel relatively good that we can manage the leverage that we’re adding here, because it’s not really very substantial.

Toni Kaplan Analyst, Morgan Stanley & Co. LLC Terrific. Thanks.	Q

Operator: Our next question comes from Faiza Alwy with Deutsche Bank. Please state your question.

Faiza Alwy Analyst, Deutsche Bank Securities, Inc.	Q

Yes. Hi. Thank you. I was curious what’s driven the significant margin expansion in the business from 2019 through year-to-date 2022? Those margins on a GAAP seem to have doubled. Like, is it just good revenue growth and should we continue to see that type of flow-through going forward to the extent revenue continues to grow at that level?

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

John, you can jump in there. I think, John, it’s a combination of revenue leverage, which obviously is very attractive to expanding margins, but the digitization of their recovery and collections process has really improved their cost structure considerably. John, would you add to that?

John W. Gamble, Jr. Chief Financial Officer & Chief Operations Officer, Equifax, Inc.	A

Yeah. Quite honestly, over the last three to four years, the company’s put in place several specific programs to try to improve their cost structure, including the way they purchase data and the processes they use to manage it, and they managed it more effectively. They’ve done a very nice job of improving the efficiency of the overall operation, which helped them drive the margins higher. So certainly, as Mark said, bunch of it is just flow-through on high variable margins, but some of it is some very specific cost optimization programs that have been executed over the past several years.

Faiza Alwy Analyst, Deutsche Bank Securities, Inc.	Q

Great. Thanks. And then just a follow-up, I wanted to confirm, because you do have a 10% stake, I imagine that the way that that’s flowing through your P&L currently is on the other income line. Could you just help us quantify like how much of a benefit you were expecting in 2022? I mean, I think it’s small, but just to make sure there’s nothing that we’re missing in terms of as you consolidate this, what comes out of other income expense, and also if there’s like a tax implication?

John W. Gamble, Jr. Chief Financial Officer & Chief Operations Officer, Equifax, Inc.	A

So the only real income we get from BVS today is based on dividends paid because of the small ownership stake. So that – so the income in any given year isn’t consistent. So that’s the only thing that would be – that you would not see in the future in the other income line is the reflection of any dividends that have been paid in the past.

Faiza Alwy	Q
Analyst, Deutsche Bank Securities, Inc.
Okay. And no tax implication so far [ph] that’s been off? (00:34:37)

John W. Gamble, Jr.	A
Chief Financial Officer & Chief Operations Officer, Equifax, Inc.
It shouldn’t. Again, because the income is very small, there shouldn’t be any material tax implication of the loss of that income, right?

Mark W. Begor	A
Chief Executive Officer & Director, Equifax, Inc.
Yeah.

Faiza Alwy	Q
Analyst, Deutsche Bank Securities, Inc.
All right. Thank you so much.
Operator: Thank you. And our next question comes from George Tong with Goldman Sachs. Please go ahead with your question.

George K. Tong	Q
Analyst, Goldman Sachs & Co. LLC
Hi. Thanks. Good afternoon. You mentioned several opportunities for revenue synergies from the deal, including migrating to the cloud, innovation, better data ingestion. Any way to quantify the potential lift to BVS’ stand-alone growth once it gets folded into Equifax? How much of a benefit you could see the top line performance once it has been integrated into the company?

Mark W. Begor	A
Chief Executive Officer & Director, Equifax, Inc.
Yeah. We’re not prepared to share that today, George. We will in the future. But the underlying growth rate of the business is very, very attractive. And we would expect new products, our new solutions and the cloud capabilities to help support that strong growth rate in a very fast-growing market. John – anything you add, John?

John W. Gamble, Jr.	A
Chief Financial Officer & Chief Operations Officer, Equifax, Inc.
No, I would agree, right. We can add decisioning capabilities that they currently don’t have. We have very good fraud systems with the acquisition of Kount and those capabilities are very beneficial. We believe we have strong programs across Latin America with small and medium enterprises, which we think are going to be very beneficial. So we think we have lots of paths to synergies, but we’re not ready to quantify them.

George K. Tong	Q
Analyst, Goldman Sachs & Co. LLC

That’s great. And I think you mentioned that BVS and Serasa, both are growing above the market, so both of the top two companies are gaining share. Could you perhaps quantify how – if one is growing faster than the other, how relative market share performances are faring?

Mark W. Begor	A
Chief Executive Officer & Director, Equifax, Inc.
Yeah. I didn’t intend to say that, George. Maybe I did. But what I intended to say is that Serasa and Experian are very strong players in the market. I think we’ve all seen them have very strong success. When I talked about our view of the market is somewhere in the mid-teens is what the market is growing, and our view is Boa Vista has been outgrowing that. I didn’t intend to opine on what Serasa is doing except to say that we’ve got a lot of respect for them.

George K. Tong	Q
Analyst, Goldman Sachs & Co. LLC
Great. Okay. Thank you. Operator: Thank you. And our next question comes from Shlomo Rosenbaum with Stifel. Please state your question.

Shlomo H. Rosenbaum	Q
Analyst, Stifel, Nicolaus & Co., Inc.
Hi. Thank you very much for taking my questions. I have two questions. The first one I just want to start, it seems like – from a large picture perspective and multiyear, it seems like a really good opportunity to expand the growth of the business and to kind of just let the business mature with the developing banking system. I was just wondering what happened like recently with the company, you saw kind of a slowdown. Their Decision Services organic growth was in the low to mid-20s the last couple of quarters, went down to 8%, and that kind of dragged down the total organic growth to – it’s healthy at 10.5%, but certainly not what it was the last few quarters. Is there something going on specifically in the company, or something specifically in the market, the industry in Brazil? Maybe you can just talk about what happened in the last quarter, in particular, over here? So is that something to be concerned about that’s changing, what did you see there?

Mark W. Begor	A
Chief Executive Officer & Director, Equifax, Inc.
Yeah. We’re – John, I would say we’re not concerned. I don’t know if you’d have anything to add on that?

John W. Gamble, Jr.	A
Chief Financial Officer & Chief Operations Officer, Equifax, Inc.
No. So BVS has performed very, very well this year. I think you did see some weakening in the Brazilian market in the third quarter affected BVS. But again, we feel very good about their performance overall. And again, we’re not at all concerned about the performance we saw in the third quarter.

Shlomo H. Rosenbaum	Q
Analyst, Stifel, Nicolaus & Co., Inc.
Okay. And then they were on their own kind of path to move everything to the cloud. I think it was taking a little longer than they had expected. But are they – were they moving cloud-native or were they just going to the cloud? Or the fact that they were already in that process, is that helpful to you, or is it not helpful to you? Can you just kind of talk about where they were and what would that mean for you guys to kind of bring them into your own cloud fabric?

Mark W. Begor	A
Chief Executive Officer & Director, Equifax, Inc.
Yeah. They were definitely going down the same path, which as you might imagine as a 10% owner, we tried to do some collaboration with them and share with them some of the things that we’ve been doing. So we’ve had that connection. And it is helpful that they’re down the road of cloud, it’ll make our integration, we think, easier. None of these integrations are easy, but the fact that they’re already into the process will definitely be helpful. And we believe that they’re going to be advantaged by getting on to our framework, which will be a part of our integration and we’ll leverage our technology teams globally as well as Latin America to help support that.

Shlomo H. Rosenbaum	Q
Analyst, Stifel, Nicolaus & Co., Inc.
Great. Thank you.
Operator: Thank you. Our next question comes from Craig Huber with Huber Research Partners. Please state your question.

Craig Huber	Q
Analyst, Huber Research Partners LLC
Great. Thank you. I’m pretty impressed by the 11 multiple you’re talking about on 2021 EBITDA, I guess more likely applied 9 times maybe on 2022 full year. My question has to do with the slide number 6. Should we talk about the main competitor in the marketplace, having two-thirds of the market? Can you maybe just talk a little bit further about how they got so far ahead? Is it first-mover advantage? Is it the focus in that market, et cetera, versus what Boa Vista has been doing over the years? How you could potentially close the gap to some degree?

Mark W. Begor	A
Chief Executive Officer & Director, Equifax, Inc.

Yeah. John, you can jump in. You’ve been around it longer than I have. I’ve only been watching it for five years. Again, we’ve got a lot of respect for Serasa and Experian. They’ve got a very, very strong business there. And they’ve been the market leader for as long as I’ve been watching the Brazilian space. And Boa Vista has been growing their position since I’ve been watching it also, meaning picking up some share kind of every year. So we like the business. We’re very impressed with the management team. We like the data assets that they have. And we see real synergies in rolling it into Equifax.

And on top of that, you’ve got a very attractive market. The Brazilian market is large, a $2 billion kind of TAM, and its underlying fundamentals growing at the mid-teens is quite attractive. So those are really all the reasons that we’ve been watching and staying so close to Boa Vista. And having this window of opportunity to move forward was just really attractive for Equifax, which is why we made the offer to acquire the company.

Craig Huber	Q
Analyst, Huber Research Partners LLC
Very good. Thank you.
Operator: Thank you. And our next question comes from Surinder Thind with Jefferies. Please state your question.

Surinder Thind Analyst, Jefferies LLC	Q

Thank you. Just a quick follow-up question on ACSP. Can you talk a little bit about the exclusive access to the data there in the 15-year agreement? Do they currently share data with anybody else at this point and the importance of that agreement? And how does that really differentiate you guys in the marketplace?

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc.	A

Yeah. They have unique data from their members around financing that’s done by retailers or other commercial entities that are inside of the association. That data has typically not contributed to the core credit bureau file, meaning because they’re not financial institutions. So that data is quite accretive. And I think if you’re familiar with our US business, for example, I use an analogy there, like our cell phone utility data that is uniquely with Equifax is quite accretive to the credit data. I would think about this in the same fashion.

Having ACSP as a partner was important to us. That’s why we’re pleased that they’re going to stay a 20% owner of the business over the long term. That was a positive. And having a 15-year agreement to continue the delivery of that exclusive data was important to us also, as well as an agreement that they wouldn’t compete in starting a data business with someone else. So that’s all part of the transaction that we spent a number of months negotiating that really helps support our offer that we made a week ago.

Surinder Thind Analyst, Jefferies LLC	Q

That’s helpful. And just a quick clarification. Is that data currently exclusive to BVS, or is it shared?

Mark W. Begor Chief Executive Officer & Director, Equifax, Inc. It is. It is exclusive. It’s currently exclusive. Yeah.	A

Surinder Thind Analyst, Jefferies LLC Thank you.	Q

Operator: Thank you. And ladies and gentlemen, we have reached the end of the question-and-answer session. I will now turn the call over to Trevor Burns for closing remarks.

Trevor Burns

Senior Vice President-Corporate Investor Relations, Equifax, Inc.

Thanks for everybody’s time today. And if you have any follow-up questions, reach out to myself and Sam McKinstry, and have a great day.

Operator: Thank you. This concludes today’s conference. All parties may disconnect. Have a good evening.

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Forward-Looking Statements

This communication contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to successfully negotiate and consummate the proposed transaction with Boa Vista Servicos (“BVS”), the ability of BVS to receive shareholder approval if a definitive agreement is signed, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate BVS and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Filings with the SEC

Equifax Inc. (NYSE: EFX) and Equifax Brasil Equifax do Brasil S.A. (“Equifax Brazil”) plan to file a Registration Statement on Form S-4/F-4 with the SEC in connection with the BVS transaction. The Form S-4/F-4 will contain an exchange offer prospectus and other documents. The Form S-4 and prospectus will contain important information about Equifax, Equifax Brazil, BVS and the transaction and related matters. Investors and shareholders of BVS should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s website at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. This communication is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brazil.